TRANSLATION

Exhibit 4.18

Land Early Development Cost Compensation Agreement

Party A:             Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd.

Party B:             Ctrip Travel Information Technology (Shanghai) Co., Ltd.

THIS AGREEMENT is hereby entered into between Party A and Party B in accordance with the “People’s Republic of China, Contract Law” and other laws and regulations in order to specify the rights and obligations of the Parties following consensus reached through mutual consultation according to which Party A has, for speeding up the construction of Lin Kong Economic Zone, agreed to the use by Party B, under a land use rights grant, a lot of land within Lin Kong Economic Zone where Party B will register an enterprise for the construction of a project (the “Project Land”) and Party B has, in consideration of the early development completed on the Project Land at the costs of Party A, agreed to pay to Party A an amount of Land Early Development Cost Compensation.

Article 1: Project Land

1.1	The Project Land is located in Land Lot No. 19 in Lin Kong Economic Zone (which is the land south to Jinzhong Road and west to Fuquan Road under the construction plan) with an area of 25 mu (see the area map attached hereto as Appendix 1), the actual area of which shall be based on the actual measurements as surveyed by the land administration of the government.

1.2	The Project Land is industrial land with a land use term of 50 years under the law beginning from the date on which a “State-owned Land Use Rights Grant Contract” is officially executed between Party B and the land administration of the government and ending on the date on which the land use term ends as specified in the Shanghai Municipality Real Property Rights Certificate issued by Shanghai Municipal Housing and Land Resources Administration.

1.3	Party A has completed the pre-development requisition, removal, demolition and relocation works in respect of the Project Land.

1.4	Municipal utility facilities in, on or above the roads surrounding the Project Land have been fully completed (the technical specifications of the relevant utility facilities are attached hereto as Appendix 2).

Article 2: Conditions Precedent to Acquisition of Project Land

2.1	Party B undertakes to Party A that the Ctrip Information Technology Zone to be constructed (which will be the China Headquarters of Ctrip including Ctrip’s Management Center, Call Center, Technology Development Center, Settlement Center and Marketing Center) will be located in [South Block] of Shanghai Hong Qiao Lin Kong Economic Zone (“Lin Kong Zone”) and that Party B will take Lin Kong Zone as the primary place of tax settlement for its China Headquarters.

Article 3: Land Early Development Cost Compensation (all amounts hereinafter are in RMB)

3.1	The Land Early Development Cost Compensation payable by Party B to Party A means: the costs of removal, demolition and relocation and the land use rights base price incurred in requisition of collectively-owned land or in exchange for state-owned land and the costs incurred in connection with the construction of municipal utility facilities, in each case, by Party A. Having regard to the fact that Party A provides an enterprise with land in Lin Kong Zone only if the enterprise satisfies the admission requirements of Linking Zone and after Party A obtains approval from the land administration of the government, and in order to support the admission to Lin Kong Zone of Ctrip’s China Headquarters comprising of Ctrip’s Management Center, Call Center, Technology Development Center, Settlement Center and Marketing Center, Party A hereby agrees that Party B may pay the Land Early Development Cost Compensation at a preferential price of RMB 2.5 million per mu (excluding land use rights grant fee), which is below the pre-construction cost (RMB3.5 million/mu, excluding land use rights grant fee), in a total amount of approximately RMB 62.5 million, the specific final amount to be based on the actual area as measured and approved by the government.

3.2	Upon entering into this Agreement with Party A, Party B shall on the basis of this Agreement apply to the relevant government authority for the approval of the construction project, enter into a “State-owned Land Use Rights Grant Contract” with Shanghai Municipal Housing and Land Resources Administration or the land administration of a district level government (the contract is attached hereto as Appendix 3) and pay the land use rights grant fee specified by such contract.

3.3	Party B shall pay such deed tax as required when applying for the initial registration of the Real Property Rights Certificate.

Article 4: Payment of Early Development Cost Compensation; Local Tax Target and Preferential Policy

(1)	Payment of Early Development Cost Compensation

4.1	The total amount of the pre-construction cost compensation shall be RMB 2.5 million / mu x 25 mu = RMB 62.5 million, to be paid in the following manner:

4.1.1	Party B shall pay 20% (in the amount of RMB 12.5 million) of the total amount of RMB 62.5 million to Party A by a valid instrument such as bank draft within 10 days of the signing of this Agreement by the Parties.

4.1.2	Party B shall pay 40% (in the amount of RMB 25.0 million) of the total amount to Party A by a valid instrument such as bank draft within 10 days of the signing of a “State-owned Land Use Rights Grant Contract” with Shanghai Municipal Housing and Land Resources Administration or the land administration of a district level government.

4.1.3	With respect to the remaining 40% (in the amount of RMB 25.0 million, subject to the final total amount after determination of the area of the Project Land) of the total amount, Party B undertakes to pay to Party A by a valid instrument such as bank draft by the end of June, 2006.

4.2	After Party B has paid the Land Early Development Cost Compensation in full (in the amount of RMB 62.5 million) by the above-mentioned means of payment, Party A shall support Party B in the form of Special Support Funds using the district-level local taxes (namely the portion of enterprise income tax, value-added tax, business tax, urban development tax and individual income tax receivable by the district-level government finance department) paid by Party B or the enterprise registered by Party B in Lin Kong Zone during the subsequent six years, with January, 2006 as the beginning of the first year, in the proportion of 100% for the first year, 90% for the second year, 80% for the third year, 70% for the fourth year, 60% for the fifth year and 50% for the sixth year.

4.3	Party A will transfer the Enterprise Development Special Support Funds to Party B in the above proportion as scheduled during the six years with the specific time of fund transfer for each year to be at the end of June of the immediately following year. The aggregate amount of the Enterprise Development Special Support Funds to be transferred from Party A to Party B within the six years shall not exceed 75% of the total amount contributed by Party B to the tax revenues of the district-level government finance department in the six years.

(2)	Local Tax Target and Preferential Policy

4.4	Party B undertakes to maintain an average of local tax payment (namely the portion of enterprise income tax, value-added tax, business tax, urban development tax and individual income tax receivable by the district-level government finance department, but excluding any tax refund granted by national and municipal tax authorities, as shall be case hereinafter) at or above RMB 500,000/mu (unless in the event of any force majeure such as war and natural disaster) for each year of the first three years with January, 2006 as the beginning of the first year. If Party B fails to maintain an aggregate of such payment at or above RMB 1.5 million/mu in the first three years, Party B shall make up for the local tax payment receivable by Party A for the current year (namely: RMB 500,000/mu x 25 mu x the proportion receivable by Party A for the current year) in monetary funds and, in addition, Party A shall be entitled to demand Party B to make up to Party A in monetary funds for the difference between the Land Early Development Cost Compensation and the land cost calculated at RMB 3.5 million/mu.

4.5	In the subsequent three years, Party B shall maintain an average of local tax payment at or above RMB 500,000/mu (unless in the event of any force majeure such as war and natural disaster), otherwise it shall, in addition to making up for the local tax payment receivable by Party A for each year (namely: RMB 500,000/mu x 25 mu x the proportion receivable by Party A for the current year), make up to Party A in monetary funds for the difference between the Land Early Development Cost Compensation and the land cost calculated at RMB 3.5 million/mu.

4.6	Party A shall not repeat its demand to Party B for making up for the difference between the land cost and the Land Early Development Cost Compensation pursuant to Sub-Articles 4.4 and 4.5.

4.7	Beginning from the seventh year after the date of delivery of the Project Land from Party A to Party B, if Party B’s local tax payment reaches or exceeds RMB 500,000 for the current year and subject to the signing of another agreement between the Parties, Party A undertakes to continue to support Party B with the Enterprise Development Special Support Funds in a maximum amount of not exceeding 50% of the total local tax payment (namely the portion of enterprise income tax, value-added tax and business tax receivable by the district-level government finance department) made by Party B for the current year.

Article 5: Conveyance of Project Land

5.1	Party A plans to transfer the lot of land specified hereunder to Party B by January 20, 2005 after having the land leveled and formed, and the Parties shall complete the conveyance filing in writing upon such transfer.

5.2	Party B shall fence off the land after the area of the land has been measured and the boundary of the land has been determined by the land administration of the government.

Article 6: Project Planning

6.1	At the time of transferring the land to Party B, Party A shall notify Party B of the planning requirements under the “Detailed Planning” and “Landscaping Plan” of Lin Kong Zone approved by the government (such plans are attached hereto as Appendix 4 and Appendix 5, respectively), and Party B shall comply with such requirements.

6.2	The project design proposal and building design proposal submitted by Party B for approval must be consistent with the relevant requirements under the “Implementing Rules for Construction of Borderless Industrial Zone in Lin Kong Zone (South Block)” (such rules are attached hereto as Appendix 6). The construction and installation cost of the industrial buildings of Party B shall not be lower than RMB 3,000 per square meter of construction area (as estimated on the basis of the proposal approved by the planning authority).

6.3	The planning costs incurred in connection with Party B’s application for approval of the project’s construction shall be borne by Party B in accordance with the policies of the state.

Article 7: Municipal Utility Facilities

7.1	Party A shall provide to Party B the relevant information concerning the water supply, electricity supply, gas, communication lines and sewage and drainage facilities in, on or above the roads surrounding the Project Land (such information is attached hereto as Appendix 2) and notify Party B of the points of the connection with such municipal utility facilities, and Party B shall proceed with its construction strictly in compliance with these standards.

7.2	Party B shall complete the relevant application procedures with the relevant authorities for the use of the municipal utility facilities, and shall, at its own costs, connect the Project Land with the water supply, electricity supply, gas, communication lines, sewage and drainage facilities of Lin Kong Zone at the main connection points in, on or above the roads outside the land.

Article 8: Responsibilities of Parties

(1)	Responsibilities of Party A:

8.1	In addition to the agreements made below and the responsibilities set out elsewhere herein, Party A shall ensure that Party B will not be required to bear the costs of removal, demolition and relocation and the land use rights base price incurred in requisition of collectively-owned land or in exchange for state-owned land and the costs and liabilities incurred in connection with the construction of municipal utility facilities, in each case, by Party A as referred to in Sub-Article 3.1 above.

8.2	Party A shall assist in and procure the signing of a “State-owned Land Use Rights Grant Contract” between Party B and the land administration of the government, and assist in completing the procedures in relation to the relevant rights certificate.

8.3	Party A shall, prior to transferring the land to Party B, complete the various pre-construction development works on the land including ensuring the water supply, sewage, electricity supply, gas and communication capabilities of the municipal utility facilities in, on or above the roads surrounding the land, and shall perform its responsibilities in accordance with the “Detailed Planning” and “Landscaping Plan” of Lin Kong Zone approved by the government.

8.4	Party A shall carry out beginning-to-end follow-up services for the construction project of Party B and provide Party B with an approval procedure schedule for the construction project. After Party B has provided the necessary application forms and documents, Party A shall assist Party B in completing the relevant application procedures such as those of land use approval, land planning permit and project design approval. After Party B has prepared the progress schedule of the construction project, Party A shall assist Party B in completing the procedures for municipal utility facilities such as water supply, sewage, electricity supply, gas and communication to ensure the compliant, orderly and smooth progress of the construction project of Party B.

8.5	Party A shall transfer the Enterprise Development Special Support Funds to Party B pursuant to the agreements under Sub-Articles 4.2 and 4.3 hereof.

(2)	Responsibilities of Party B

8.6	Party B shall perform all of its obligations under Articles 2 and 4 hereof.

8.7	After paying the Land Early Development Cost Compensation in full and obtaining the Real Property Rights Certificate for the land, Party B and its China Headquarters with all of the functions referred herein (including Ctrip’s Management Center, Call Center, Technology Development Center, Settlement Center and Marketing Center) shall ensure that the primary place of tax settlement of Party B and its China Headquarters remain in Lin Kong Zone of Changning District.

8.8	Party B shall complete the application procedures for the construction project in accordance with the “Detailed Planning” and “Landscaping Plan” of Lin Kong Zone approved by the government. When completing such procedures, it shall provide the documents of the construction project and the related supporting facilities and shall bear all construction costs of the project.

8.9	Unless prevented by reasons attributable to Party A or force majeure, Party B shall duly obtain all government approvals for the construction project and procure the commencement of construction within one year of delivery of the land by Party A and shall have the project completed and delivered for use within 24 months of commencement of construction.

Article 9: Amendment and Termination

9.1	Neither Party may amend or terminate this Agreement without the consensus of both Parties.

9.2	If Party A defaults in delivering the land to Party B or if Party B defaults paying the Land Early Development Cost Compensation to Party A, in either case, for a period of over six months, the non-defaulting party may unilaterally early terminate this Agreement. If Party B unilaterally early terminate this Agreement as a result of Party A’s default in delivering the land to Party B for a period of over six months for reasons attributable to Party A, Party A shall refund to Party B the Land Early Development Cost Compensation already paid by Party B; if Party A unilaterally early terminate this Agreement as a result of Party B’s default in paying the Land Early Development Cost Compensation to Party A for a period of over six months for reasons attributable to Party B, Party A will not refund to Party B the Land Early Development Cost Compensation already paid by Party B.

9.3	If Party B is in breach of the relevant obligations and responsibilities under the “State-owned Land Use Rights Grant Contract” signed by it with the land administration of the government and this Agreement, Party A shall have the right to call upon the land administration of the government to terminate the “State-owned Land Use Rights Grant Contract” with Party B and repossess the state-owned land use rights. When the “State-owned Land Use Rights Grant Contract” is terminated, this Agreement shall terminate at the same time. If, as a result of the above reason, the land is repossessed by the government without compensation and Party A thereby loses the business solicitation or use rights over the land, Party A will not refund to Party B the Land Early Development Cost Compensation and any amount already paid by Party B; if the business solicitation or use rights over the land is still vested in Party A, Party A shall refund to Party B the compensation and any amounts received by Party A from Party B, but Party B shall pay to Party A an amount of economic compensation which shall be based on the bank loan interest rate for the same period effective at the time of the refund and shall be deducted from the refund. The land use rights obtained by Party B and the land use rights grant fee paid by Party B shall be handled in accordance with the “State-owned Land Use Rights Grant Contract”.

Article 10: Liabilities for Breach

10.1	A Party shall be liable for breach of contract if it fails to perform its obligations under this Agreement or if its performance fails to comply with this Agreement.

10.2	If Party A fails to transfer the land to Party B at such time and on such terms as agreed in this Agreement, it shall be liable to pay a liquidated damage for breach of contract in respect of such failure which shall be calculated at 0.02% per day of the total amount of the Land Early Development Cost Compensation payable by Party B.

10.3	If Party B fails to pay the Land Early Development Cost Compensation on time, it shall be liable to pay, as from the date of such failure, a liquidated damage for breach of contract in respect of such failure which shall be calculated at 0.2‰ per day of the Land Early Development Cost Compensation payable. If Party B fails to procure the commencement of construction at the specified time as agreed herein after obtaining the construction land use approval, or if it fails have the construction completed and delivered for use (other than in the event of force majeure), it shall be liable to pay a liquidated damage calculated at 1% of the total amount of the Land Early Development Cost Compensation.

10.4	Upon full payment of the Land Early Development Cost Compensation at RMB 2.5 million per mu and obtaining of the Real Property Rights Certificate by Party B, and subject to the industrial policies and tax contribution plan of Lin Kong Zone, Party B may transfer the real property to an enterprise within Party B’s Headquarters (meaning Party B’s parent company, its subsidiary, Ctrip Computer Technology (Shanghai) Co., Ltd. or an enterprise in which Party B holds 40% or more interests which cannot be reduced in the six years after the date of this Agreement) which is acceptable to Party A, provided that Party B shall ensure upon such transfer that the transferee agrees to continue to perform the obligation in respect of the local tax target under Section (2) of Article 4 hereof. Party A shall give its consent in writing within seven working days of receipt of the effective documentary evidence from Party B such as Party B’s application for real property transfer and the articles of association and share capital structure of the transferee. If the transfer is made to an enterprise outside Party B’s Headquarters (meaning an affiliate of Party B or other enterprise), the transferee shall provide other written documents such as its investment plan and tax contribution plan, and subject to satisfaction of the industrial plan and the tax contribution plan of Lin Kong Zone, Party A shall give its consent in writing within seven working days of receipt of such documents. If Party B unilaterally changes the planned use of the land or if Party B transfers the real property rights without authorization before payment of the Land Early Development Cost Compensation to Party A at such time and on such terms as agreed herein, such transfer shall be invalid, and Party B shall be liable for breach of contract and shall pay to Party A a liquidated damage in an amount calculated by multiplying the area of the land by RMB 3.5 million per mu less the total amount of the Land Early Development Cost Compensation already paid by Party B.

Article 11: Dispute Resolution

11.1	All disputes or differences between the Parties arising from or in connection with the performance of this Agreement by either Party shall be resolved by the Parties in the principles of amicable consultation and mutual preference and benefits. If such consultation fails, either Party may apply to a competent People’s Court for a ruling.

11.2	All disputes or differences between the Parties arising from or in connection with the performance of this Agreement by either Party shall be governed by and construed in accordance with the People’s Republic of China, Contract Law, the Land Law and other relevant laws, regulations and rules.

Article 12: Supplementary Provisions

12.1	If Party B obtains the Real Property Rights Certificate (or the Land Use Rights Registration Certificate) before having paid the Land Early Development Cost Compensation in full, a third-party right shall be created in the Real Property Rights Certificate (or the Land Use Rights Registration Certificate) in favor of Party A in the amount of the remainder of the total amount of the Land Early Development Cost Compensation (namely RMB 62.5 million) less the amount of the Land Early Development Cost Compensation already paid by Party B. Party A shall promptly cancel the registration of such third-party right upon full payment of the Land Early Development Cost Compensation by Party B.

12.2	The Enterprise Development Special Support Funds payable by Party A to Party B shall be paid in accordance with the proportions determined in Article 4 hereof, with the specific details to be specified in a separate agreement between the Parties (such agreement is attached hereto as Appendix 7). If the Enterprise Development Special Support Funds Agreement between the Parties cannot be performed due to any change in the macro-economic policies of the state, the Parties shall consult each other for a solution. If, eventually, Party B cannot continue to be entitled to the Enterprise Development Special Support Funds, then Party B shall also not be obliged to perform the obligation with regard to the local tax target under this Agreement, but Party B shall perform its other obligation under this Agreement.

12.3	The “State-owned Land Use Rights Grant Contract” between Party B and the land administration of the government is related to this Agreement. If the “State-owned Land Use Rights Grant Contract” is terminated, this Agreement and the other Appendices hereto shall terminate at the same. If any dispute arises between the Parties in connection with this Agreement, either Party may invoke the related agreement and the contents of the Appendices hereto in demanding performance by the other Party.

12.4	If this Agreement cannot be performed due to any reason not attributable to either Party (including failure to sign the “State-owned Land Use Rights Grant Contract” as a result of any adjustment in the policies of the state), this Agreement shall terminate without any civil liability on the part of either Party and, in this case, Party A shall refund to Party B the Land Early Development Cost Compensation already paid by Party B and, if the land has been transferred by Party A to Party B, Party B shall return the possession of the land to Party A.

12.5	The Parties may enter into a supplemental agreement on matters not covered herein and such supplemental agreement shall have the equal force as this Agreement.

12.6	This Agreement shall come into effect upon signature by the legal representatives of the Parties and affixation of their corporate seals.

12.7	Both Parties shall keep all provisions of this Agreement confidential and neither Party shall disclose the contents of any provision of this Agreement to any third party without the consent of both Parties.

Article 13: This Agreement shall be executed in six originals, with each Party holding two originals and the remaining two originals to be filed with the land administration of the government and the relevant authority.

Appendices:

1.	Area Map
2.	Technical Specifications of Utility Facilities
3.	Form of “State-owned Land Use Rights Grant Contract”
4.	“Detailed Plan” of Lin Kong Zone
5.	“Landscaping Plan” of Lin Kong Zone
6.	“Implementing Rules for Construction of Borderless Industrial Park in Lin Kong Zone (South Block)”
7.	Enterprise Development Special Support Funds Agreement
8.	Enterprise Investment Plan

Party A: Shanghai Hong Qiao Lin Kong Economic Development Park Co., Ltd.

(seal)

Legal Representative (signature): /s/

Dated: February 3, 2005

Party B: Ctrip Travel Information Technology (Shanghai) Co., Ltd.

(seal)

Legal Representative (signature): /s/

Dated: February 3, 2005